UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 11, 2022
Date: May 1, 2026	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Jati Widagdo ---------------------------------------------------- (Signature) Jati Widagdo SVP Corporate Secretary

ANNOUNCEMENT ANNUAL GENERAL MEETING OF SHAREHOLDERS PT TELKOM INDONESIA (PERSERO) TBK FINANCIAL YEAR 2025 (Tel.26/PR 000/COP-M0000000/2026)

In accordance with Article 24 paragraph (5) of Articles of Association of PERUSAHAAN PERSEROAN (Persero) PT TELEKOMUNIKASI INDONESIA Tbk herein after abbreviated as PT TELKOM INDONESIA (Persero) Tbk (further referred to as the “Company”), Article 14 paragraph (1) and (2) of Financial Service Authority Regulation Number 15/POJK.04/2020 on the Planning and Holding of General Meeting of Shareholders of Public Company (“POJK 15/2020”), Juncto Article 24 paragraph (1) of Financial Service Authority Regulation Number 14 of 2025 on the Implementation of General Meeting of Shareholders, General Meeting of Bondholders, and General Meeting of Sukuk holders Electronically (“POJK 14/2025”), the Company hereby announces to the shareholders that the Company is to hold the Annual General Meeting of Shareholders (“AGMS”) for Financial Year 2025 on:

Day/date	:	Monday/ June 8, 2026
Time	:	14.00 PM (Western Indonesia Time) - Finished
Location	:	Online through e-GMS Website Provider https://easy.ksei.co.id/

The Company hereby also announces these following matters:

1.
Pursuant to the Article 24 Paragraph (4) POJK 14/2025, AGMS will be held electronically through Electronic General Meeting System KSEI (”eASY.KSEI”). The Company recommends shareholders to attend the AGMS electronically or giving power of attorney electronically through eASY.KSEI. The facility will be available starting from the Invitation date of the AGMS until 1 (one) day before the AGMS starts.

2.
Those who are eligible to attend the AGMS are the shareholders of the Company whose names are recorded on the Company’s Register of Shareholders as of May 13, 2026 at 16.15 (Western Indonesia Time) in accordance with the Article 23 paragraph (2) POJK 15/2020 Juncto Article 24 paragraph (13) letter b the Company’s Article of Association.

3.
According to the provisions of Article 24 paragraph (16) of the Company's Articles of Association Juncto Article 52 paragraph (1) of POJK 15/2020, the AGMS Invitation will be announced on May 16, 2026, through the e-RUPS provider's website (https://easy.ksei.co.id); the electronic reporting website of the Indonesia Stock Exchange and the Financial Services Authority (https://spe.ojk.go.id/idxnet); and the Company's website (www.telkom.co.id).

4.
According to Article 24 paragraph (6) letter b of Company’s Article of Association Juncto Article 16 paragraph (1) and (2) of POJK 15/2020 jo, shareholders who are eligible to propose the agenda for the AGMS are:
a.
the shareholder of Series A Dwiwarna Share;
b.
1 (one) shareholder or more represents 1/20 (one twentieth) or more of the total number of shares issued by the Company with valid voting rights.

5.
According to Article 24 paragraph (6) letter c or the Company’s Article of Associations, Juncto Article 16 paragraph (3) POJK 15/2020, the proposed agenda of the AGMS must be:
a.
Be done in good faith;
b.
Consider the Company’s Interest;
c.
An Agenda that is required to be decided by the GMS;
d.
Include the reasoning and materials for the proposed agenda of the AGMS; and
e.
Does not conflict with the laws, regulations, and the Company’s Article of Association.

6.
The proposed agenda of the AGMS must be submitted in writing to the Board of Directors of the Company as the organizer of the AGMS no later than May 9, 2026.

We hereby convey this information and thank you for your attention.

Jakarta, 1 May 2026

PT Telkom Indonesia (Persero) Tbk

Directors